Exhibit 99.4

NOTICE OF RECORD DATE

NOTICE IS HEREBY GIVEN that Azure Power Global Limited (the “Company”) has set the record date of 5:00 p.m., Eastern Time on January 6, 2022 (the “Record Date”), for a proposed offering of non-transferable subscription rights. The Company will distribute, at no charge, to the holders of our equity shares, par value $0.000625 per share (the “Equity Shares”), on the record date non-transferable subscription rights to purchase up to an aggregate of 15,828,917 new Equity Shares in accordance with a prospectus supplement, dated December 27, 2021, and a prospectus, dated December 10, 2021, to be sent to shareholders on January 7, 2022 along with the subscription rights certificate and other documents. The rights offering will be made only by means of such prospectus and prospectus supplement. This notice does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Company’s securities.

DATED: December 27, 2021

BY ORDER OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

AAA GLOBAL SERVICES LTD

COMPANY SECRETARY

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL